January 22.2008
VIA EDGAR AND FACSIMILE
Securities and Exchange
Commission Division of Corporation
Finance 100 F Street, N.L., Mail Stop
3561 Washington DC 20549
Re:	Atlas Acquisition Holdings Corp. Registration Statement on Form S-l File No. 333-146368
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Atlas Acquisition Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 1:00 p.m. CST on January 23, 2008, or as soon thereafter as practicable.
Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between January 7, 2008 and the date hereof, 542 copies of the Preliminary Prospectus dated January 7, 2008 have been distributed as follows: 200 to prospective underwriters and dealers, 342 to institutional investors, 0 to retail investors and 0 to others.
The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours.
LAZARD CAPITAL MARKETS LLC
As Co-Representative of the several
Underwriters
By: Lazard Capital Markets LLC
By:

Name:   David G. McMillan, Jr.
Title:  Managing Director